EXHIBIT 99.1

New Found Gold Continues to Expand Queensway Gold Project at Depth:
38.7 g/t Au over 6.55 m at Dome and

10.3 g/t Au over 8.20 m at Keats South Deep

Vancouver, BC, April 29, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new drill results from the Company’s 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada. Highlights include:

•	38.7 g/t Au over 6.55 m1, including 98.9 g/t Au over 2.10 m from the Dome Zone (“Dome”; NFGC-24-2238)
•	10.3 g/t Au over 8.20 m, including 37.7 g/t Au over 2.00 m from the Keats South Deep Zone (“KSD”, NFGC-24-2112-W5), and
•	6.16 g/t Au over 3.10 m, including 18.4 g/t Au over 0.50 m from the Keats-Appleton Fault Zone Deep Zone (“Keats-AFZ Deep”, NFGC-24-2168)

Melissa Render, President of New Found Gold, stated: “With these new drill results we continue to intersect gold mineralization in target areas outside the initial mineral resource at Queensway. At Dome we are finding new high-grade gold mineralization within 250 m of surface. This mineralization, located in proximity to the Lotto Zone, highlights the potential for near-resource expansion.”

“Our Phase I deep drilling program successfully met its primary objective of beginning to assess the depth potential of the orogenic gold system at Queensway. The Phase I deep drilling at KSD and Keats-AFZ Deep, located well below the initial mineral resource, has begun to define new zones more than a kilometre below surface, pointing to the depth potential at Queensway,” continued Ms. Render.

Results Summary - This Release:

This news release includes results from 7,765 m of drilling in 12 diamond drill holes (“DDH”) completed in Q4/24 as part of a step-out program targeting the depth extension of Dome, and a deep drilling program testing the main structural corridor associated with known gold mineralization at Queensway (Dome-Golden Dome, Keats-AFZ Deep and KSD on Figure 1). Eleven of the 12 DDH reported herein were drilled outside the initial mineral resource estimate (“MRE”) area (see the New Found Gold news release dated March 24, 2025).

The drill holes announced in this release include both new deep DDH collared at surface and through a series of DDH wedges targeting deep mineralization at KSD and Keats-AFZ Deep. The deep drilling is following up on earlier drilling and is targeting structural lineaments identified by a deep 3D seismic survey completed by the Company in 2023 (see the New Found Gold news release dated August 21, 2023).

Drill highlights, along with details from all 12 DDH in this news release are included in Tables 1-3 below.

1 g/t Au = grams of gold per tonne; m = metres.

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Dome:

•	Building on successful results from past drilling at Dome, two holes were drilled to test the down-dip extent of a structure with a similar orientation to the prolific Keats-Baseline Fault Zone (“KBFZ”). The KBFZ is a secondary structure that controls gold mineralization at the Keats and Iceberg zones that are in the initial MRE.
•	DDH NFGC-24-2238 returned 38.7 g/t Au over 6.55 m, including 98.9 g/t Au over 2.10 m starting at a vertical depth of 240 m (Figure 1). This interval is interpreted to occur between the fault that hosts previously identified gold mineralization at Dome and the Appleton Fault Zone (“AFZ”).
•	Mineralization at Dome consists of fault-fill quartz veins containing free coarse gold hosted by an interbedded sequence of siltstones and sandstones within a fault that dips moderately to the southeast.
•	Previously released initial results from 2024 drilling at Dome included 51.2 g/t Au over 13.30 m (NFGC-24-2227), 9.33 g/t Au over 6.35 m (NFGC-24-2217) and 5.60 g/t Au over 8.90 m (NFGC-24-2230) in a series of holes spaced 20 m to 30 m apart in a down-dip direction, 50 m below existing drilling (see New Found Gold news release dated February 24, 2025 and Figure 3).
•	The DDH announced in this and the February 24, 2025 news release are outside of the area of the Queensway initial MRE.
•	Additional drilling is required to expand on these results and determine the relationship between this mineralization and the previously drilled gold mineralization at Dome.

KSD:

•	Following up on discovery hole NFGC-24-2112, an additional five wedges were drilled into KSD to target deep gold mineralization between the KBFZ and the AFZ approximately 200 m below the Keats South Zone (“Keats South”) in the initial MRE (Figures 1 to 3).
•	A total of seven holes, including five wedges, have now been drilled into KSD at vertical depths of 585 m to 800 m over a 100 m by 170 m area that is open in all directions. All holes have intersected gold mineralization, with six of the seven containing visible gold.
•	Highlights from the final two wedges released herein include 10.3 g/t Au over 8.20 m, including 37.7 g/t Au over 2.00 m (NFGC-24-2112-W5) at 775 m vertical depth. This intercept is an approximately 60 m step-out to the south from NFGC-24-2112-W3 (1.97 g/t Au over 7.20 m; see the New Found Gold news release dated October 31, 2024). In addition, NFGC-24-2112-W4 reported 9.25 g/t Au over 2.75 m, including 33.9 g/t Au over 0.75 m, a 13 m step out to the north of NFGC-24-2112-W1 (23.3 g/t Au over 2.20 m).
•	The discovery hole crossed four distinct gold-bearing intervals along a downhole length of 258 m at vertical depths of 585 m to 770 m, including 11.0 g/t Au over 2.65 m (see the New Found Gold news release dated July 11, 2024).
•	KSD is located between the KBFZ and the AFZ approximately 200 m below Keats South. The deep drilling at KSD has identified mineralization with characteristics similar to the Keats and Iceberg zones both west and east of the AFZ, indicating that the gold mineralized system is present at depth approximately 200 m below the initial MRE.
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Keats-AFZ Deep:

•	Systematic deep drilling, testing the area between the KBFZ and the AFZ, 750 m northeast of KSD, continues to yield broad intervals of quartz veining associated with low grade gold mineralization and localized occurrences of visible gold (Figures 1 to 3). This mineralization exhibits characteristics similar to those observed at KSD and within the initial MRE (Figures 4 and 5).
•	DDH NFGC-24-2168 intersected 6.16 g/t Au over 3.10 m, including 18.4 g/t Au over 0.50 m and 2.10 g/t Au over 7.05 m. Mineralization in this DDH transected a broad zone of gold mineralization from 760 m to 870 m vertical depth (Figures 3 and 4).
•	DDH NFGC-21-469 was extended to cross the AFZ and intersected 3.11 g/t Au over 2.00 m at a vertical depth of 1,150 m and 435 m below NFGC-24-2168. This is the deepest mineralization encountered to date on the Project, further highlighting the depth potential of the gold mineralized system at Queensway.

Looking Ahead:

The Phase I deep drilling program is complete and successfully met its primary objective to begin to assess the depth potential of the orogenic gold system at Queensway.

Planning for the 2025 drill program at Queensway is well underway. Drilling will focus on near-surface targets including resource conversion and within the MRE area, along with exploration drilling at recent high-priority discoveries including Dropkick, Dome and Golden Dome where there is limited drill testing and upside potential (see the New Found Gold news releases dated February 11, 2025 and February 24, 2025).

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Table 1: Drill Result Highlights

KSD
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2112-W4[4]	861.25	864.00	2.75	9.25	KSD
Including	861.25	862.00	0.75	33.88
NFGC-24-2112-W5[4]	997.05	1005.25	8.20	10.27	KSD
Including	998.00	1000.00	2.00	37.67

KEATS-AFZ DEEP
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2168[4]	766.30	773.35	7.05	2.10	Keats - AFZ Deep
And[4]	989.00	991.00	2.00	1.15
And[4]	991.65	994.55	2.90	1.07
And[4]	1010.65	1013.75	3.10	6.16
Including	1011.50	1012.00	0.50	18.39
And[4]	1057.50	1059.60	2.10	2.07
And[4]	1080.25	1085.40	5.15	1.63
And[4]	1136.85	1139.70	2.85	2.55
Including	1136.85	1137.25	0.40	16.67

KEATS WEST
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2175[1]	14.95	27.00	12.05	2.58	Keats West
And[1]	80.50	84.15	3.65	1.10
And[1]	93.75	108.55	14.80	1.53

DOME
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2238[4]	317.00	323.55	6.55	38.66	Dome
Including	317.00	318.00	1.00	25.96
Including	318.60	319.60	1.00	16.58
Including	321.45	323.55	2.10	98.93

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 90%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 12 drill holes are included in Table 2 and Table 3 below.

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Figure 1: Photos of mineralization at Dome, Keats-AFZ Deep and Keats South Deep. Top Left: Dome ~322 m in NFGC-24-2238, Top Right: Dome ~323 m in NFGC-24-2238, Bottom Left: KSD at ~861.70 m in NFGC-24-2112-W4 and Bottom Right: Keats-AFZ Deep ~1,137m in NFGC-24-2168.

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2238, NFGC-24-2112-W4, and NFGC-24-2168.

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Figure 2: Plan view map of the AFZ Core at Queensway North.

Figure 3: Composite long section of the AFZ Core at Queensway North (looking northeast, +/- 250 m).

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Figure 4: Gold mineralized quartz vein domain from 981 m to 1,007.65 m in NFGC-24-2168 (Keats-AFZ Deep).

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Table 2: Summary of composite results reported in this news release for Keats South Deep, Keats-AFZ
Deep, Keats West, Golden Joint, Golden Dome and Dome.

KEATS SOUTH DEEP
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2112-W4[4]	852.75	854.90	2.15	2.40	Keats South Deep
And[4]	861.25	864.00	2.75	9.25
Including	861.25	862.00	0.75	33.88
NFGC-24-2112-W5[4]	780.55	783.00	2.45	1.10	Keats South Deep
And[4]	818.00	820.80	2.80	1.03
And[4]	899.00	901.75	2.75	2.37
And[4]	997.05	1005.25	8.20	10.27
Including	998.00	1000.00	2.00	37.67
NFGC-24-2157[4]	350.85	352.95	2.10	1.30	Keats South Deep

KEATS-AFZ DEEP
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-469[4]	1498.00	1500.00	2.00	3.11	Keats-AFZ Deep
NFGC-24-2168[4]	766.30	773.35	7.05	2.10	Keats-AFZ Deep
And[4]	989.00	991.00	2.00	1.15
And[4]	991.65	994.55	2.90	1.07
And[4]	1010.65	1013.75	3.10	6.16
Including	1011.50	1012.00	0.50	18.39
And[4]	1057.50	1059.60	2.10	2.07
And[4]	1080.25	1085.40	5.15	1.63
And[4]	1136.85	1139.70	2.85	2.55
Including	1136.85	1137.25	0.40	16.67
NFGC-24-2189[4]	528.95	533.50	4.55	1.70	Keats-AFZ Deep
And[4]	555.55	557.55	2.00	1.89
And[4]	620.85	623.40	2.55	3.63
And[4]	641.00	643.00	2.00	2.20
And[4]	667.70	669.70	2.00	1.18

KEATS WEST
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2175[1]	14.95	27.00	12.05	2.58	Keats West
And[1]	80.50	84.15	3.65	1.10
And[1]	93.75	108.55	14.80	1.53

ICEBERG DEEP
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2169	No Significant Values				Iceberg Deep

GOLDEN JOINT
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2229[4]	323.30	325.60	2.30	1.51	Golden Joint
And[4]	342.10	344.40	2.30	1.09
And[4]	521.75	524.15	2.40	1.31	Golden Dome
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DOME
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2234	No Significant Values				Dome
NFGC-24-2236[4]	240.40	243.20	2.80	1.28	Dome
NFGC-24-2238[4]	317.00	323.55	6.55	38.66	Dome
Including	317.00	318.00	1.00	25.96
Including	318.60	319.60	1.00	16.58
Including	321.45	323.55	2.10	98.93

Note that the host structures are interpreted to be moderately to steeply dipping and true widths estimated to be 170% to 95% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3: Details of drill holes reported in this news release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-469	298	-57	1556	658318	5427234	Keats
NFGC-24-2112-W4	320	-50	882	657840	5426411	Keats South
NFGC-24-2112-W5	320	-50	1091	657840	5426411	Keats South
NFGC-24-2157	294	-48	1142	657953	5426406	Keats South
NFGC-24-2168	300	-45	1178	658264	5427319	Keats
NFGC-24-2169	300	-45	710	658826	5427912	Iceberg East
NFGC-24-2175	116	-58	227	658019	5427962	Keats West
NFGC-24-2189	119	-60	746	657498	5427556	Cokes
NFGC-24-2229	93	-56.5	596	658233	5428564	Powerline
NFGC-24-2234	305	-45	449	658882	5428465	Road
NFGC-24-2236	297	-55	287	658799	5428602	Dome
NFGC-24-2238	300	-50	329	658816	5428566	Dome

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. (“ALS”) since February 2024. ALS operates under a commercial contract with New Found Gold.

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Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario. ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold’s quality control protocols.

New Found Gold’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Mrs. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

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About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the initial resource estimate; a preliminary economic assessment and the expected funding, timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

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